UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Marvell Technology Group Ltd.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Shares, Par Value $0.002 Per Share (Title of Class of Securities)
G5876H105 (CUSIP Number of Class of Securities)
(Underlying Options to Purchase Common Shares)

Michael Rashkin
Interim Chief Financial Officer
Marvell Technology Group Ltd.
Canon’s Court, 22 Victoria Street
Hamilton HM 12, Bermuda
(441) 296-6395
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to: Carmen Chang, Esq. Tom Savage, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road
Palo Alto, CA 94304 Tel: (650) 493-9300

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

FORM OF E-MAIL TO SANTA CLARA EMPLOYEES WHO HOLD DISCOUNTED STOCK OPTIONS

Subject:	Potential solution to stock option penalty tax

What:	Invitation to an Education Session on Discounted Options

Where:	UC Berkeley Conference Room, Building #5, 2nd Floor

When:	Session 1 — Tuesday, November 13 at 10:00 am PST

Session 2 — Tuesday, November 13 at 2:00 pm PST

Session 3 — Friday, November 16 at 10:00 am PST

Session 4 — Tuesday, November 20 at 10:00 pm PST

Session 5 — Wednesday, December 5 at 4:00 pm PST

Dear Employee:

Our records show that you hold a discounted stock option. There are severe tax implications if you exercise your discounted option.  To alleviate the tax, Marvell is planning to commence a tender offer to allow you to raise your exercise price to the correct price and will compensate you for the increase.

This is a complicated topic. As such, we request that you attend one of five upcoming education sessions. Each session will feature a presentation of the proposed tender offer, followed by an open-forum Q&A. An opportunity to ask questions privately will also be available. Participation in the sessions is optional, but highly recommended.

Thank you for your patience in this matter. We look forward to your participation.

Sarah Spengler

Manager, Stock Administration

IMPORTANT INFORMATION

THIS EMAIL MESSAGE DOES NOT CONSTITUTE AN OFFER TO AMEND, OR A SOLICITATION OF AN OFFER TO AMEND, ANY OPTIONS TO PURCHASE MARVELL COMMON STOCK. IF MARVELL SUBSEQUENTLY DETERMINES TO PROCEED WITH THE TENDER OFFER REFERRED TO ABOVE, THE OFFER WILL ONLY BE MADE THROUGH AN OFFER TO AMEND AND RELATED MATERIALS, WHICH WILL BE DISTRIBUTED TO ALL ELIGIBLE OPTION HOLDERS ON THE COMMENCEMENT DATE OF THE TENDER OFFER. THE OFFER TO AMEND AND RELATED MATERIALS ALSO WILL BE AVAILABLE FREE OF CHARGE TO OPTION HOLDERS AND SHAREHOLDERS AT THE SEC’S WEBSITE AT WWW.SEC.GOV ON AND AFTER THAT DATE. IN ADDITION, SHAREHOLDERS AND OPTION HOLDERS MAY REQUEST A FREE COPY OF THE OFFER TO AMEND AND RELATED MATERIALS FROM MARVELL FOLLOWING THE TIME THAT SUCH DOCUMENTS BECOME AVAILABLE. ALL ELIGIBLE OPTION HOLDERS ARE ADVISED TO READ THESE MATERIALS IF AND WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN

IMPORTANT INFORMATION TO HELP OPTION HOLDERS DECIDE WHETHER OR NOT TO ACCEPT THE TENDER OFFER.

FORM OF E-MAIL TO NON-SANTA CLARA EMPLOYEES WHO HOLD DISCOUNTED STOCK OPTIONS

Subject:	Potential solution to stock option penalty tax

Dear Employee:

Our records show that you hold a discounted stock option.  There are severe tax implications if you exercise your discounted option.  To alleviate the tax, Marvell is planning to commence a tender offer to allow you to raise your exercise price to the correct price and will compensate you for the increase.

This is a complicated topic.  As such, we request that you call-in to one of five upcoming education sessions. Each session will feature a presentation of the proposed tender offer, followed by an open-forum Q&A. Participation in the sessions is optional, but highly recommended. Please plan to call in for one of the five live presentations listed below.

When:	Session 1 — Tuesday, November 13 at 10:00 am PST

Session 2 — Tuesday, November 13 at 2:00 pm PST

Session 3 — Friday, November 16 at 10:00 am PST

Session 4 — Tuesday, November 20 at 10:00 pm PST

Session 5 — Wednesday, December 5 at 4:00 pm PST

Thank you for your patience in this matter. We look forward to your participation.

Sarah Spengler

Manager, Stock Administration

[Logistical Information Omitted]

IMPORTANT INFORMATION

THIS EMAIL MESSAGE DOES NOT CONSTITUTE AN OFFER TO AMEND, OR A SOLICITATION OF AN OFFER TO AMEND, ANY OPTIONS TO PURCHASE MARVELL COMMON STOCK. IF MARVELL SUBSEQUENTLY DETERMINES TO PROCEED WITH THE TENDER OFFER REFERRED TO ABOVE, THE OFFER WILL ONLY BE MADE THROUGH AN OFFER TO AMEND AND RELATED MATERIALS, WHICH WILL BE DISTRIBUTED TO ALL ELIGIBLE OPTION HOLDERS ON THE COMMENCEMENT DATE OF THE TENDER OFFER. THE OFFER TO AMEND AND RELATED MATERIALS ALSO WILL BE AVAILABLE FREE OF CHARGE TO OPTION HOLDERS AND SHAREHOLDERS AT THE SEC’S WEBSITE AT WWW.SEC.GOV ON AND AFTER THAT DATE. IN ADDITION, SHAREHOLDERS AND OPTION HOLDERS MAY REQUEST A FREE COPY OF THE OFFER TO AMEND AND RELATED MATERIALS FROM MARVELL FOLLOWING THE TIME THAT SUCH DOCUMENTS BECOME AVAILABLE. ALL ELIGIBLE OPTION HOLDERS ARE ADVISED TO READ THESE MATERIALS IF AND WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION TO HELP OPTION HOLDERS DECIDE WHETHER OR NOT TO ACCEPT THE TENDER OFFER.